UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL FILING


 Northrop Grumman Corp
(NAME OF ISSUER)
 Common Stock
(TITLE OF CLASS OF SECURITIES)
 666807102
(CUSIP NUMBER)
 12/31/2019
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                              (X)  RULE 13D-1 (B)
                              ( )  RULE 13D-1 (C)
                              ( )  RULE 13D-1 (D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON`S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO: 666807102   13G         Page 2 of 8 Pages

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-2456637

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

    0 SHARES

6.  SHARED VOTING POWER

    16531907

7.  SOLE DISPOSITIVE POWER

    0 SHARES

8.  SHARED DISPOSITIVE POWER

16947262

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16948859

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.06%

12. TYPE OF REPORTING PERSON
    HC

CUSIP NO: 666807102   13G         Page 3 of 8 Pages

1. NAME OF REPORTING PERSON: STATE STREET GLOBAL ADVISORS TRUST COMPANY I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 81-4017137

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

    0 SHARES

6.  SHARED VOTING POWER

    14167766

7.  SOLE DISPOSITIVE POWER

    0 SHARES

8.  SHARED DISPOSITIVE POWER

14427478

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14427978 *

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.56%

12. TYPE OF REPORTING PERSON
    IA

* 3837411 SHARES IN VARIOUS CAPACITIES
10590567 SHARES AS INVESTMENT MANAGER OF THE NORTHROP GRUMMAN SAVINGS PLAN AND FINANCIAL SECURITY AND SAVINGS PLAN

CUSIP NO: 666807102   13G         Page 4 of 8 Pages

1.  NAME OF REPORTING PERSON: STATE STREET BANK AND TRUST COMPANY
    I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-1867445

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER

    0 SHARES

6.  SHARED VOTING POWER

    10590567 SHARES

7.  SOLE DISPOSITIVE POWER

    0 SHARES

8.  SHARED DISPOSITIVE POWER

0 SHARES

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10590567 **

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.28%

12. TYPE OF REPORTING PERSON
    BK

** 10590567 SHARES AS TRUSTEE OF THE NORTHROP GRUMMAN SAVINGS
PLAN AND FINANCIAL SECURITY AND SAVINGS PROGRAM


CUSIP NO: 666807102   13G         Page 5 of 8 Pages

ITEM 1.
    (A)  NAME OF ISSUER
      Northrop Grumman Corp
(B)  ADDRESS OF ISSUER`S PRINCIPAL EXECUTIVE OFFICES
2980 Fairview Park Drive   Falls Church VA 22042 United States
ITEM 2.
    (A)  NAME OF PERSON FILING
         STATE STREET CORPORATION
	 STATE STREET GLOBAL ADVISORS TRUST COMPANY
         STATE STREET BANK AND TRUST COMPANY

    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE,
         RESIDENCE
         STATE STREET FINANCIAL CENTER
         ONE LINCOLN STREET
         BOSTON, MA 02111
        (FOR ALL REPORTING PERSONS)

    (C)  CITIZENSHIP: SEE ITEM 4 (CITIZENSHIP OR PLACE OF
         ORGANIZATION) OF COVER PAGES

    (D)  TITLE OF CLASS OF SECURITIES
	 Common Stock

    (E)  CUSIP NUMBER:
         666807102
ITEM 3.
         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
         OR (C), CHECK WHETHER THE PERSON FILING IS A:
         SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
         FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS
         THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF
         THE COVER PAGES.
         SYMBOL        CATEGORY
          BK           BANK AS DEFINED IN SECTION 3(A) (6) OF THE ACT.
          IC           INSURANCE COMPANY AS DEFINED IN SECTION 3 (A) (19)
                       OF THE ACT
          IC           INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
                       THE INVESTMENT COMPANY ACT OF 1940.
          IA           AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE
                       13D-1(B) (1) (II) (E).
          EP           AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                       ACCORDANCE WITH RULE 13D-1(B) (1) (II) (F) .
          HC           A PARENT HOLDING COMPANY OR CONTROL PERSON IN
                       ACCORDANCE WITH RULE 13D-1(B)(1)(II) (G).
          SA           A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
                       OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).
          CP           A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                       AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE
                       INVESTMENT COMPANY ACT OF 1940.

CUSIP NO: 666807102   13G         Page 6 of 8 Pages

ITEM 4.   OWNERSHIP
          THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED
          HEREIN BY REFERENCE.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
          NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET CORPORATION AND ITS DIRECT OR INDIRECT SUSIDIARIES IN THEIR VARIOUS FIDUCIARY OR OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY IN EVERY INSTANCE IS ENTITIED TO DIVIDENDS OR PROCEEDS OF SALE. STATE STREET BANK AND TRUST COMPANY IS THE TRUSTEE AND STATE STREET GLOBAL ADVISORS IS THE INVESTMENT MANAGER FOR
THE NORTHROP GRUMMAN CORP. COMMON STOCK IN THE NORTHROP GRUMMAN SAVINGS PLAN AND THE NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PLAN WHICH TOGETHER BENEFICIALLY OWN 6.28% OF COMMON STOCK OF NORTHROP GRUMMAN.
IN THESE CAPACITIES, STATE STREET BANK AND TRUST COMPANY HAS VOTING
POWER AND STATE STREET GLOBAL ADVISIORS TRUST COMPANY HAS DISPOSITIVE POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
          SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMEBERS OF THE GROUP
          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          NOT APPLICABLE

















CUSIP NO: 666807102   13G         Page 7 of 8 Pages
ITEM 10.  CERTIFICATION

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURES

	   AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


STATE STREET CORPORATION
STATE STREET BANK AND TRUST COMPANY


/S/ SONIA SHAH
SENIOR VICE PRESIDENT, HEAD OF GLOBAL REGULATORY REPORTING



STATE STREET GLOBAL ADVISORS TRUST COMPANY


/S/ CHRISTOPHER MICAH BAKER
MANAGING DIRECTOR

                                   EXHIBIT 1


   THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER`S SECURITIES. PLEASE
REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY							ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY                              BK
SSGA FUNDS MANAGEMENT, INC.					 IA
STATE STREET GLOBAL ADVISORS LIMITED (UK)                          IA
STATE STREET GLOBAL ADVISORS LTD (CANADA)                         IA
STATE STREET GLOBAL ADVISORS, AUSTRALIA LIMITED                   IA
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD			 IA
STATE STREET GLOBAL ADVISORS ASIA LTD				 IA
STATE STREET GLOBAL ADVISORS SINGAPORE LTD  	                 IA
STATE STREET GLOBAL ADVISORS GmbH                                  IA
STATE STREET GLOBAL ADVISORS IRELAND LIMITED,			 IA
STATE STREET GLOBAL ADVISORS TRUST COMPANY			 IA
STATE STREET BANK AND TRUST COMPANY 				 BK

NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORATION.

CUSIP NO: 666807102   13G         Page 8 of 8 Pages



                             JOINT FILING AGREEMENT



IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), EACH UNDERSIGNED ENTITY (EACH A COMPANY) HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANY`S BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.



STATE STREET CORPORATION
STATE STREET BANK AND TRUST COMPANY



/S/ SONIA SHAH
SENIOR VICE PRESIDENT, HEAD OF GLOBAL REGULATORY REPORTING





STATE STREET GLOBAL ADVISORS TRUST COMPANY




/S/ CHRISTOPHER MICAH BAKER
MANAGING DIRECTOR